                                                                    EXHIBIT 99.1
                                                           [ENGLISH TRANSLATION]

                                  2003 OCTOBER

                          EXTRAORDINARY GENERAL MEETING

                                       OF

                                  SHAREHOLDERS

To: Financial Supervisory Commission and Korea Securities Dealers Association Automated Quotation Market

Pursuant to Article 191-10 of the Securities Exchange Act of Korea, Article 84-17 of the Directives thereof and Article 73 of the Rules & Regulations for New Rights Issue & Disclosure, Hanaro Telecom, Inc. (the "Company") is submitting this shareholder reference material for the extraordinary general meeting of shareholders.

                        Submission Date: October 6, 2003

President & CEO : Chang-Bun Yoon
Head Office :     Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728
                  (Tel.) 82-2-6266-5500

                           [HANARO TELECOM, INC. LOGO]

         I. ROLE OF OUTSIDE DIRECTORS AND ISSUES CONCERNING COMPENSATION

1.         Role of Outside Directors

A.         Attendance rate and voting results of the Board of Directors:

------------------------------------------------------------------------------------------------------------------------------------
                                                                      Name of Outside Directors
                                  --------------------------------------------------------------------------------------------------
                                                                                            YONG
                                    YOUNG      SOONHO    SIN BAE     SUNG       HANG GU     HWAN       WUNG      SUN WOO    SA HYUN
                                   WOO NAM      HONG       KIM     KYOU PARK     PARK        KIM      HAE LEE      KIM        SEO
                                  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN   (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN
                                   CE RATE:   CE RATE:   CE RATE:   CE RATE:    CE RATE:   CE RATE    CE RATE:   CE RATE:   CE RATE:
NO.    DATE        CONTENTS         84.2%)     78.9%)     73.7%)     73.7%)      84.2%)     89.5%)     94.7%)     93.8%)     62.5%)
------------------------------------------------------------------------------------------------------------------------------------

               1.  Approval of
                   Report on
                   operations         0          0      Nonattend  Nonattenda      0          0          0         N/A        N/A
                   for the                                ance        nce
                   fiscal
                   year 2002
              ----------------------------------------------------------------------------------------------------------------------
               2.  Approval of
                   the balance
                   sheet and the      0          0      Nonattend  Nonattenda      0          0          0         N/A        N/A
                   statements of                          ance        nce
                   operations
                   for 2002
              ----------------------------------------------------------------------------------------------------------------------
               3.  Approval of
                   the proposed
                   Statement of       0          0      Nonattend  Nonattenda      0          0          0         N/A        N/A
                   disposition of                         ance        nce
                   deficit for
                   the fiscal
                   year 2002
              ----------------------------------------------------------------------------------------------------------------------
               4.  Approval of
                   the proposed       0          0      Nonattend  Nonattenda      0          0          0         N/A        N/A
                   2003                                   ance        nce
                   business plan
51   2/6/2003
              ----------------------------------------------------------------------------------------------------------------------
              *5.  Approval of
                   transfer of        -          -      Nonattend  Nonattenda      -          -          -         N/A        N/A
                   broadband                              ance        nce
                   business
              ----------------------------------------------------------------------------------------------------------------------
              *6.  Approval of
                   partial
                   transfer of        -          -      Nonattend  Nonattenda      -          -          -         N/A        N/A
                   trusteeship                            ance        nce
                   for ABS
              ----------------------------------------------------------------------------------------------------------------------
               7.  Appointment
                   of members
                   of Outside         0          0      Nonattend  Nonattenda      0          0          0         N/A        N/A
                   Director                               ance        nce
                   Nomination
                   Committee
              ----------------------------------------------------------------------------------------------------------------------
               8.  Approval of
                   amendment
                   of the policy      0          0      Nonattend  Nonattenda      0          0          0         N/A        N/A
                   for                                    ance        nce
                   remuneration
                   for directors
------------------------------------------------------------------------------------------------------------------------------------
               1.  Approval for
                   public
52     2/17        offering of        0          0          0          0           0          0          0         N/A        N/A
                   corporate
                   bonds
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                      Name of Outside Directors
                                   -------------------------------------------------------------------------------------------------
                                                                                             YONG
                                     YOUNG      SOONHO    SIN BAE     SUNG      HANG GU      HWAN      WUNG      SUN WOO    SA HYUN
                                    WOO NAM      HONG       KIM     KYOU PARK    PARK        KIM      HAE LEE      KIM        SEO
                                   (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN
                                    CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE    CE RATE:   CE RATE:   CE RATE:
NO.  DATE          CONTENTS          84.2%)     78.9%)     73.7%)     73.7%)     84.2%)     89.5%)     94.7%)     93.8%)     62.5%)
------------------------------------------------------------------------------------------------------------------------------------

              **1.  Approval to
                    call for and
                    to present
                    agenda for     Nonattend  Nonattend      0          0          0          0          0         N/A        N/A
                    the 6th          ance       ance
                    Annual
                    General
                    Shareholders'
                    meeting
            ------------------------------------------------------------------------------------------------------------------------
                2.  Approval of
                    maximum
53   2/25           amount for
                    transactions   Nonattend  Nonattend      0          0          0          0          0         N/A        N/A
                    with the         ance       ance
                    largest
                    shareholders
                    and related
                    parties
            ------------------------------------------------------------------------------------------------------------------------
                3.  Approval of
                    cancellation   Nonattend  Nonattend      0          0          0          0          0         N/A        N/A
                    of stock         ance       ance
                    purchase
                    option rights
------------------------------------------------------------------------------------------------------------------------------------
                1.  Appointment
                    of Chairman       0           0          0          0          0          0          0      Nonattend      0
                    of Board of                                                                                    ance
                    Directors
            ------------------------------------------------------------------------------------------------------------------------
               *2.  Appointment
                    of
                    Representative
                    Director          -           -          -          -          -          -          -      Nonattend      -
                    and                                                                                            ance
                    Chairman of
                    the Company
            ------------------------------------------------------------------------------------------------------------------------
                3.  Appointment
                    of members        0           0          0          0          0          0          0      Nonattend      0
                    of the Audit                                                                                   ance
                    Committee
            ------------------------------------------------------------------------------------------------------------------------
54   3/28     **4.  Approval of
                    amendment
                    of operating      0           0          0          0          0          0          0      Nonattend      0
                    regulations                                                                                    ance
                    for the Board
                    of Directors
            ------------------------------------------------------------------------------------------------------------------------
            ****5.  Approval of
                    the proposed
                    plan for          0           0          0          0          0          0          0      Nonattend      0
                    ordinary                                                                                       ance
                    operation of
                    the Company
            ------------------------------------------------------------------------------------------------------------------------
            ****6.  Approval to
                    call for a
                    Board of          0           0          0          0          0          0          0      Nonattend      0
                    Directors'                                                                                     ance
                    meeting
------------------------------------------------------------------------------------------------------------------------------------
                1.  Approval of
                    amendment
55   4/11           of operating      0           0          0          0          0          0          0          0          0
                    regulations
                    for the Board
                    of Directors
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Name of Outside Directors
                                   -------------------------------------------------------------------------------------------------
                                                                                            YONG
                                     YOUNG     SOONHO     SIN BAE     SUNG      HANG GU     HWAN       WUNG      SUN WOO    SA HYUN
                                    WOO NAM     HONG        KIM     KYOU PARK    PARK        KIM      HAE LEE      KIM        SEO
                                   (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN
                                    CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE    CE RATE:   CE RATE:   CE RATE:
NO.    DATE       CONTENTS           84.2%)     78.9%)     73.7%)     73.7%)     84.2%)     89.5%)     94.7%)     93.8%)     62.5%)
------------------------------------------------------------------------------------------------------------------------------------
             **2.  Approval of
                   enactment of
                   operating
                   regulation          0          0          0          0          0          0          0          0          0
                   for Management
                   Committee
             -----------------------------------------------------------------------------------------------------------------------
             **3.  Approval of
                   establishment
                   of Management       0          0          0          0          0          0          0          0          0
                   Committee
             -----------------------------------------------------------------------------------------------------------------------
             4.    Approval of
                   enactment of
                   operating
                   regulations for     0          0          0          0          0          0          0          0          0
                   Executive
                   Committee
             -----------------------------------------------------------------------------------------------------------------------
             5.    Approval of
                   establishment
                   of Executive        0          0          0          0          0          0          0          0          0
                   Committee
             -----------------------------------------------------------------------------------------------------------------------
             *6.   Approval to
                   call for an
                   extraordinary       -          -          -          -          -          -          -          -          -
                   shareholder's
                   meeting
             -----------------------------------------------------------------------------------------------------------------------
             ***7. Approval for
                   treatment of
                   the former          0          0          0          0          0          0          0          0          0
                   Chairman
             -----------------------------------------------------------------------------------------------------------------------
             **8.  Approval for
                   retirement          0          0          0          0          0          0          0          0          0
                   bonus
------------------------------------------------------------------------------------------------------------------------------------
             1.    Approval
                   of amendment
                   of operating
                   regulations         0          0          0          0          0          0          0          0          0
                   for the Board
                   of Directors
             -----------------------------------------------------------------------------------------------------------------------
             2.    Approval of
                   Code of Ethics      0          0          0          0          0          0          0          0          0
                   and Standards
             -----------------------------------------------------------------------------------------------------------------------
             3.    Approval for
                   amendment of
 56    5/9         Audit               0          0          0          0          0          0          0          0          0
                   Committee
                   policy
             -----------------------------------------------------------------------------------------------------------------------
             4.    Approval to
                   call for an
                   extraordinary       0          0          0          0          0          0          0          0          0
                   shareholder's
                   meeting
             -----------------------------------------------------------------------------------------------------------------------
             5.    Approval
                   of maximum
                   amount of           0          0          0          0          0          0          0          0          0
                   corporate bond
                   issue for 2Q03
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Name of Outside Directors
                                   -------------------------------------------------------------------------------------------------
                                                                                            YONG
                                     YOUNG     SOONHO     SIN BAE     SUNG      HANG GU     HWAN       WUNG      SUN WOO    SA HYUN
                                    WOO NAM     HONG        KIM     KYOU PARK    PARK        KIM      HAE LEE      KIM        SEO
                                   (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN
                                    CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE    CE RATE:   CE RATE:   CE RATE:
NO.    DATE       CONTENTS           84.2%)     78.9%)     73.7%)     73.7%)     84.2%)     89.5%)     94.7%)     93.8%)     62.5%)
------------------------------------------------------------------------------------------------------------------------------------
             1.    Approval for
                   24th corporate
 57    5/20        bond issue in       0          0          0          0          0          0          0          0          0
                   private
                   placement
             -----------------------------------------------------------------------------------------------------------------------
             *1.   Approval for
                   foreign
                   investment
                   inducement &        -      Nonattend      -          -          -      Nonattend      -          -      Nonattend
                   the signing of                ance                                        ance                             ance
                   Investment
                   Agreement
             -----------------------------------------------------------------------------------------------------------------------
             *2.   Approval of
                   new rights          -      Nonattend      -          -          -      Nonattend      -          -      Nonattend
                   issue                         ance                                        ance                             ance
             -----------------------------------------------------------------------------------------------------------------------
             *3.   Appointment of
                   members of
                   Outside             -      Nonattend      -          -          -      Nonattend      -          -      Nonattend
                   Director                      ance                                        ance                             ance
                   Nomination
 58    5/30        Committee
             -----------------------------------------------------------------------------------------------------------------------
             4.    Approval of
                   amendment of
                   operating           0      Nonattend      0          0          0      Nonattend      0          0      Nonattend
                   regulations                   ance                                        ance                             ance
                   for the Board
                   of Directors
             -----------------------------------------------------------------------------------------------------------------------
             5.    Appointment of
                   temporary
                   Chairman of         0      Nonattend      0          0          0      Nonattend      0          0      Nonattend
                   the Board of                  ance                                        ance                             ance
                   Directors
             -----------------------------------------------------------------------------------------------------------------------
             ****6.Appointment
                   of a standing       0      Nonattend      0          0          0      Nonattend      0          0      Nonattend
                   advisor of the                ance                                        ance                             ance
                   Company
------------------------------------------------------------------------------------------------------------------------------------
                   Approval for
                   25th corporate
 59    5/30  1.    bond issue in       0      Nonattend      0          0          0      Nonattend      0          0      Nonattend
                   private                       ance                                        ance                             ance
                   placement
------------------------------------------------------------------------------------------------------------------------------------
                   Approval for
                   foreign
                   investment
**60   6/24  1.    inducement &        -          -          -      Nonattend      -          -          -          -          -
                   the signing of                                      ance
                   Investment
                   Agreement
             -----------------------------------------------------------------------------------------------------------------------
             **2.  Approval of
                   new rights          -          -          -      Nonattend      -          -          -          -          -
                   issue                                               ance
             -----------------------------------------------------------------------------------------------------------------------
             3.    Approval to
                   form and call
                   for Outside
                   Director            -          -          -      Nonattend      -          -          -          -          -
                   Nomination                                          ance
                   Committee
                   meeting
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Name of Outside Directors
                                   -------------------------------------------------------------------------------------------------
                                                                                            YONG
                                     YOUNG     SOONHO     SIN BAE     SUNG      HANG GU     HWAN       WUNG      SUN WOO    SA HYUN
                                    WOO NAM     HONG        KIM     KYOU PARK    PARK        KIM      HAE LEE      KIM        SEO
                                   (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN
                                    CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE    CE RATE:   CE RATE:   CE RATE:
NO.    DATE       CONTENTS           84.2%)     78.9%)     73.7%)     73.7%)     84.2%)     89.5%)     94.7%)     93.8%)     62.5%)
             -----------------------------------------------------------------------------------------------------------------------
             4.    To confirm the
                   Extraordinary
                   Shareholders        -          -          -      Nonattend      -          -          -          -          -
                   Meeting to be                                       ance
                   called for
------------------------------------------------------------------------------------------------------------------------------------
             1.    Approval for
                   foreign
                   investment
                   inducement &        X          0          0      Nonattend      X      Abstention     X    Abstention       X
                   the signing of                                      ance
                   Investment
                   Agreement
             -----------------------------------------------------------------------------------------------------------------------
             **2.  Approval of
                   new rights          -          -          -      Nonattend      -          -          -          -          -
                   issue                                               ance
             -----------------------------------------------------------------------------------------------------------------------
             3.    Approval to
                   form and call
**60               for Outside
(1st               Director            -          -          -      Nonattend      -          -          -          -          -
resu   7/3         Nomination                                          ance
mpti               Committee
on)                meeting
             -----------------------------------------------------------------------------------------------------------------------
             4.    To confirm an
                   extraordinary
                   shareholders'       -          -          -      Nonattend      -          -          -          -          -
                   meeting to be                                       ance
                   called for
             -----------------------------------------------------------------------------------------------------------------------
             5.    Appointment of
                   a Chair for an
                   extraordinary       -          -          -      Nonattend      -          -          -          -          -
                   shareholders'                                       ance
                   meeting
------------------------------------------------------------------------------------------------------------------------------------
             **2.  Approval of
                   new rights          0          X          X      Nonattend  Nonattend      0          0          0          0
                   issue                                               ance       ance
             -----------------------------------------------------------------------------------------------------------------------
             3.    Approval to
                   form and call
                   for Outside
                   Director            -          -          -      Nonattend  Nonattend      -          -          -          -
                   Nomination                                          ance       ance
**60               Committee
(2nd               meeting
resu   7/8   -----------------------------------------------------------------------------------------------------------------------
mpti         4.    To confirm an
on)                extraordinary
                   shareholders'       0       ***X       ***X      Nonattend  Nonattend      0          0          0          0
                   meeting to be                                       ance       ance
                   called for
             -----------------------------------------------------------------------------------------------------------------------
             5.    Appointment of
                   a Chair for an
                   extraordinary       0          0          0      Nonattend  Nonattend      0          0          0          0
                   shareholders'                                       ance       ance
                   meeting
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Name of Outside Directors
                                   -------------------------------------------------------------------------------------------------
                                                                                            YONG
                                     YOUNG     SOONHO     SIN BAE     SUNG      HANG GU     HWAN       WUNG      SUN WOO    SA HYUN
                                    WOO NAM     HONG        KIM     KYOU PARK    PARK        KIM      HAE LEE      KIM        SEO
                                   (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN
                                    CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE    CE RATE:   CE RATE:   CE RATE:
NO.    DATE       CONTENTS           84.2%)     78.9%)     73.7%)     73.7%)     84.2%)     89.5%)     94.7%)     93.8%)     62.5%)
------------------------------------------------------------------------------------------------------------------------------------
             1.    To close the
                   Management
                   Committee and
 61    7/14        amend the           0          0      Nonattend  Nonattend      0          0          0          0      Nonattend
                   relevant rules                           ance       ance                                                   ance
                   & regulations
                   of the Company
------------------------------------------------------------------------------------------------------------------------------------
             1.    To approve the
                   exercise of
                   voting rights
 62    7/23        on Dreamline's      0          0      Nonattend      0      Nonattend      0          0          0          0
                   reduction in                             ance                  ance
                   its paid-in
                   capital
------------------------------------------------------------------------------------------------------------------------------------
             1.    Appointment of
                   Representative      0          0          0          0          0          0      Nonattend      0          0
                   Director                                                                             ance
                   & CEO
 63    8/5   -----------------------------------------------------------------------------------------------------------------------
             *2.   Amendment of
                   operating
                   policy for          -          -          -          -          -          -      Nonattend      -          -
                   Board of                                                                             ance
                   Directors
------------------------------------------------------------------------------------------------------------------------------------
             *1.   Approval of
                   the proposal
                   for foreign         -      Nonattend      -          -          -          -          -          -      Nonattend
                   capital                       ance                                                                         ance
                   inducement
             -----------------------------------------------------------------------------------------------------------------------
             *2.   Approval to
                   call for an
 64    8/19        extraordinary       -      Nonattend      -          -          -          -          -          -      Nonattend
                   shareholder's                 ance                                                                         ance
                   meeting
             -----------------------------------------------------------------------------------------------------------------------
             3.    Approval of
                   convertible         0      Nonattend      0          0          0          0          0      Nonattend  Nonattend
                   bond issue                    ance                                                              ance       ance
------------------------------------------------------------------------------------------------------------------------------------
             *1.   Approval for
                   foreign
                   investment
 65    8/29        inducement &        X          0          0          0      Nonattend      0          0          0          X
                   the signing of                                                 ance
                   Investment
                   Agreement
             -----------------------------------------------------------------------------------------------------------------------
             2.    Approval of
                   new share
                   issuance            X          0          0          0      Nonattend      0          0          0          X
                   (foreign                                                       ance
                   capital
                   inducement)
             -----------------------------------------------------------------------------------------------------------------------
             3.    Approval of
                   new rights          0          X          X          X      Nonattend      X          X          X          0
                   issuance (LG)                                                  ance
             -----------------------------------------------------------------------------------------------------------------------
             4.    Approval to
                   call for an
                   extraordinary   Nonattend      0          0          0      Nonattend      0          0          0          0
                   shareholder's      ance                                        ance
                   meeting
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Name of Outside Directors
                                   -------------------------------------------------------------------------------------------------
                                                                                            YONG
                                     YOUNG     SOONHO     SIN BAE     SUNG      HANG GU     HWAN       WUNG      SUN WOO    SA HYUN
                                    WOO NAM     HONG        KIM     KYOU PARK    PARK        KIM      HAE LEE      KIM        SEO
                                   (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN  (ATTENDAN
                                    CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE:   CE RATE    CE RATE:   CE RATE:   CE RATE:
NO.    DATE       CONTENTS           84.2%)     78.9%)     73.7%)     73.7%)     84.2%)     89.5%)     94.7%)     93.8%)     62.5%)
             -----------------------------------------------------------------------------------------------------------------------
             5.    Approval of
                   acquisition of  Nonattend                                   Nonattend
                   Thrunet            ance        0          0          0         ance        0          0          0          0
             -----------------------------------------------------------------------------------------------------------------------
             6.    Approval of
                   the exercise
                   of voting
                   rights on
                   matters in      Nonattend                                   Nonattend
                   relation to        ance        0          0          0         ance        0          0          0          0
                   Dreamline's
                   business
                   stabilization
------------------------------------------------------------------------------------------------------------------------------------
             1.    To approve
                   establishment
                   and the
 66    9/26        calling for     Nonattend      0      Nonattend      0          0          0          0          0      Nonattend
                   Outside            ance                  ance                                                              ance
                   Director
                   Nomination
                   Committee
------------------------------------------------------------------------------------------------------------------------------------
             1.    To confirm the
                   calling for an
 67    9/26        Extraordinary   Nonattend      0      Nonattend      0          0          0          0          0      Nonattend
                   Shareholders'      ance                  ance                                                              ance
                   Meeting
------------------------------------------------------------------------------------------------------------------------------------

(o: Agree, x: Do not agree, N/A: not a member of the Board of Directors at the time of the meeting, abstention)

* Items 5 and 6 in the 51st Board of Directors' (BOD) meeting, items 1, 2, and 3 in the 58th BOD meeting, item 3 in the 60th BOD meeting, item 2 of the 63rd BOD meeting, and items 1 and 2 of the 64th BOD meeting were not reviewed. Item 2 in the 54th BOD meeting and Item 6 in the 55th BOD meeting were not put on the meeting agenda. The items that were neither reviewed nor put on the meeting agenda are marked with "_".

** Item 1 in the 53rd BOD meeting, item 4 in the 54th BOD meeting, and items 2, 3, and 8 in the 55th BOD meeting were approved after a partial amendment to proposals which was agreed. Items 1~5 in the 60th BOD meeting were approved at the following two meetings resumed on July 3, 2003 and July 8, 2003 after the 60th BOD meeting. Item 2 in the 60th BOD meeting and the first resumed 60th BOD meeting is related to the Company's foreign investment inducement, whereas item 2 in the second resumed 60th BOD meeting is related to the Company's new share issuance to LG Corporation.

*** A part of item 4 in the second resumed 60th BOD meeting was opposed by Mr. Soon Ho Hong and Mr. Shin Bae Kim. Item 7 in the 55th BOD meeting was partly approved.

**** Items 5 and 6 in the 54th BOD meeting and item 6 in the 58th BOD meeting were added onto the agenda upon an on-spot agreement made among the directors.

-        Summary of Major Opinions:

55th BOD Meeting

         - With respect to the plan for the Company's ordinary operations, Mr. Yong Hwan Kim suggested setting up a Management Committee and an Executive Committee as decision-making bodies until a new CEO is appointed.

60th BOD Meeting

     - Mr. Young Woo Nam opposed the foreign investment inducement and the signing of an Investment Agreement because the proposed low per share price, the conditions precedent and the representations and warranties were disadvantageous to the Company.

     - Mr. Soon Ho Hong and Mr. Shin Bae Kim opposed the new rights issue because there was a potential dilution of share value, which could cause a loss to shareholders, and the new rights issue was no better than the conditions proposed by the foreign investors.

     - All directors, except Mr. Soon Ho Hong (opposition) and Mr. Shin Bae Kim (Abstention), agreed to put the appointment of non-standing director nominated by LG Group on the agenda for the extraordinary shareholders' meeting, conditional upon a successful completion of the Company's rights issue.

B.       The roles of the outside directors within the Board of Directors:

--------------------------------------------------------------------------------------------------------------------------
                                                                                        ROLE
                                                              ------------------------------------------------------------
         COMMITTEE               MEMBERS                         DATE                 CONTENTS               APPROVAL
--------------------------------------------------------------------------------------------------------------------------
* The 2nd Outside Director    -  Chairman:                    2/17/2003         Item 1. To appoint           Approved
Nomination Committee meeting  Sung Kyou Park                                    the Chairman of the
                                                                                Outside Director
                              -  Members:                                       Nomination Committee
                              Wung Hae Lee
                              Yong Hwan Kim                                     Item 2. To appoint
                              Young Woo Nam                                     outside directors
                              Yun Sik Shin
--------------------------------------------------------------------------------------------------------------------------
The 17th Audit Committee      -  Chairman:                    2/21/2003         Item 1. To review            Approved
meeting                       Sung Kyou Park                                    and approve the
                                                                                proposed 6th Audited
                              -  Members:                                       Financial Statements.
                              Wung Hae Lee
                              Yong Hwan Kim                                     Item 2. To review
                                                                                and approve the
                                                                                periodic audit
                                                                                report of Hanaro T&I

                                                                                Item 3. To review
                                                                                and approve the
                                                                                evaluation report of
                                                                                the internal
                                                                                accounting system
                                                                                for 2H2002
--------------------------------------------------------------------------------------------------------------------------
The 18th Audit Committee      -  Chairman:                    3/28/2003         Item 1. To appoint           Approved
meeting                       Sung Kyou Park                                    the Chair of the
                                                                                Audit Committee.
                              -  Members:
                              Wung Hae Lee
                              Yong Hwan Kim
                              Sun Woo Kim
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                        ROLE
                                                              ------------------------------------------------------------
         COMMITTEE               MEMBERS                         DATE                 CONTENTS               APPROVAL
--------------------------------------------------------------------------------------------------------------------------
The 19th Audit Committee      -  Chairman:                    7/11/2003         Item 1. To approve a   Item 1 was approved
meeting                       Yong Hwan Kim                                     report on a special    as proposed whereas
                                                                                audit of Hanaro        items 2 & 3 were
                              -  Members:                                       Realty Development &   decided to be
                              Wung Hae Lee                                      Management Co., Ltd.   discussed later.
                              Sung Kyou Park                                    for 2Q03
                              Sun Woo Kim
                                                                                Item 2. To approve a
                                                                                report on a special
                                                                                audit of a billing
                                                                                error incurred from
                                                                                intelligence network
                                                                                service

                                                                                Item 3. To approve a
                                                                                report on a special
                                                                                audit of IDC Dynamic
                                                                                UPS  power failure
--------------------------------------------------------------------------------------------------------------------------
* The 3rd Outside Director    -  Chairman:                    7/11/2003         Item 1. To appoint     Items are not
Nomination Committee          Yong Hwan Kim                                     Chairman of the        reviewed.
                                                                                Committee
                              -  Members:
                              Wung Hae Lee                                      Item 2. To nominate
                              Young Woo Nam                                     outside director
                              Sun Ho Hong                                       candidates
                              Shin Bae Kim
                              In Haeng Lee
--------------------------------------------------------------------------------------------------------------------------
The 4th Outside Director      -  Chairman:                    9/26/2003         Item 1. To appoint           Approved
Nomination Committee          Sung Kyou Park                                    Chairman of the
                                                                                Committee
                              -  Members:
                              Wung Hae Lee                                      Item 2. To nominate
                              Yong Hwan Kim                                     outside director
                              Sun Woo Kim                                       candidates
                              Chang-Bun Yoon
--------------------------------------------------------------------------------------------------------------------------

* The 3rd Outside Director Nomination Committee did not review the items.

2.       COMPENSATION FOR OUTSIDE DIRECTORS AND OTHERS

                                                           (Units: thousand Won)

------------------------------------------------------------------------------------------------------------
                                                AMOUNT
                                              APPROVED IN                         AVERAGE
                                             SHAREHOLDERS'     TOTAL AMOUNT     PAYMENT PER
                          NO. OF PERSONS        MEETING            PAID           PERSON            REMARKS
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                                         Including the 2
                                                                                                         directors
  Outside Directors                 7                                  122,571            30,643         appointed at the
                                                   2,500,000                                             6th Annual
                                                                                                         General Meeting
                                                                                                         of Shareholders
---------------------------------------------------                    -------------------------------------------------
Non-standing Director               2                                        -                 -                 -
------------------------------------------------------------------------------------------------------------------------

Note 1) The amount approved in the shareholder's meeting is the maximum compensation amount for all directors including standing directors.

Note 2) The average payment per person is the amount calculated based on the 4 outside directors (including director(s) whose term was terminated) who received compensation.

Note 3) The total amount paid and the average payment per person do not include the provision for severance and retirement benefits whereas the amount approved in shareholders' meeting includes the provision for severance and retirement benefits.

Note 4) The above figures are as of September 30, 2003.

                    II. TRANSACTIONS WITH MAJOR SHAREHOLDERS

1.       Single transactions in 2003 in excess of 1% of revenues in 2002

                                                             (Unit: KRW billion)

------------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                           PARTY          TRANSACTION PERIOD         AMOUNT          PERCENTAGE
------------------------------------------------------------------------------------------------------------------
Customer services                           Hanaro T&I      1/1/2003 - 12/31/2003         50              3.99%
------------------------------------------------------------------------------------------------------------------
Contents development                      Dreamline Co.,
                                               Ltd.         1/1/2003 - 12/31/2003         35              2.79%
------------------------------------------------------------------------------------------------------------------
Interconnection                             LG Telecom      1/1/2003 - 12/31/2003         30              2.39%
------------------------------------------------------------------------------------------------------------------
Building maintenance                       Hanaro Realty
                                           Development &    1/1/2003 - 12/31/2003         25              1.99%
                                          Management Co.,
                                               Ltd
------------------------------------------------------------------------------------------------------------------
Vendor Financing, Transport of
Equipment                                 LG Electronics    1/1/2003 - 12/31/2003         20              1.60%
------------------------------------------------------------------------------------------------------------------

Note 1) The percentage is based on revenues in 2002.

2.       Transactions (cumulative) in 2003 in excess of 5% of revenues in 2002

                                                             (Unit: KRW billion)

----------------------------------------------------------------------------------------------------
  PARTY               TYPE OF TRANSACTION        TRANSACTION PERIOD         AMOUNT        PERCENTAGE
----------------------------------------------------------------------------------------------------
Powercomm             Telecommunication
                      equipment lease           1/1/2003 - 12/31/2003         100           7.98%
----------------------------------------------------------------------------------------------------
Dacom                 Telecommunication
                      equipment lease and
                      interconnection fees      1/1/2003 - 12/31/2003          70           5.58%
----------------------------------------------------------------------------------------------------

Note 1) The percentage is based on revenues in 2002.

                                  III. BUSINESS

1.       INTRODUCTION

A)       Current status of the industry

(1)      Characteristics of the industry

         The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

         Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

         In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

         In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

         Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

         Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of

ADSL and cable modem that had experienced rapid growth, is expected to see stable growth going forward.

         As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention the wireless voice communications, exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

-------------------------------------------------------------------------------------------
         Service               Number of Service Provider              Service Provider
-------------------------------------------------------------------------------------------
  Local Telephony Service                  2                        KT, Hanaro Telecom

   Long Distance Service                   3                        KT, Dacom, Onse Telecom

International Call Service                 3                        KT, Dacom, Onse Telecom

      Mobile Service                       1                        SK Telecom

        PCS Service                        2                        KT Freetel, LG Telecom
-------------------------------------------------------------------------------------------

The characteristics and changes of Korea's telecommunications industry can be summarized as follows:

- Internet and mobile phone services are leading the change in the telecommunications industry.

     - Due to the increasing Internet use, demand for data traffic has increased significantly.

     - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

         * As of August 2002, mobile subscribers reached 33.15 million. (Source:
         Ministry of Information and Communication)

-    Integration of communications and broadcasting services

     - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video imagery.

         * In case of local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL)

     - The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided over the same networks.

-    Integration of fixed line and wireless communications

     -   Various wireless services will be integrated into IMT-2000 service.

     - Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.

     - Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

-    Liberalization and globalization of the communications market

     - Due to the entry into the WTO, global competition transcending national borders has begun.

     - Numerous business partnerships and alliances are formed between communications service providers globally while alliances, mergers and acquisitions are seen everywhere in the industry.

         * They pursue to strengthen competitiveness by achieving economy of scale and scope.

-    Cost reduction and new technology development

     - Due to continued competition, efforts to develop new technologies and new services are accelerating.

     - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2)      Growth Potential of the industry

         Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2002, it recorded revenues of KRW189.1 trillion from KRW145.2 trillion in 2000. The growth is expected to continue and record KRW322.9 trillion by 2007. (Source: Korea Information Society Development Institute)

                          REVENUE TO TOTAL GDP FORECAST

                                                         (Unit: KRW trillion, %)

-----------------------------------------------------------------------------------------------------------------------
                              2002             2003             2004            2005             2006             2007
-----------------------------------------------------------------------------------------------------------------------
Revenue                       189.1            212.3            241.5           265.8            292.9            322.9
-----------------------------------------------------------------------------------------------------------------------
% change                       25.7             12.3             13.8            10.0             10.2             10.3
-----------------------------------------------------------------------------------------------------------------------
Amount of value
added                          88.4             99.2            112.9           124.1            136.7            150.6
-----------------------------------------------------------------------------------------------------------------------
GDP                           594.1            642.2            694.2           750.4            811.2            876.9
-----------------------------------------------------------------------------------------------------------------------
% change                        9.0              8.1              8.1             8.1              8.1              8.1
-----------------------------------------------------------------------------------------------------------------------
Rev to GDP                     14.9             15.5             16.3            16.5             16.8             17.2
-----------------------------------------------------------------------------------------------------------------------

Source: The Korea Information Society Development Institute

         Network services market was worth KRW26.4 trillion in 2002. The market is forecasted to grow at an average annual growth rate of 4.5% and reach KRW32.9 trillion in 2007. (Source: Korea Information Society Development Institute)

    (a)  Growth potential of the industry as a whole

         After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is in a relatively early stage of growth, is expected to continue experiencing high growth.

         With the monopoly system being unraveled and competition being fostered, the Korean telecommunications service market at the end of 2002 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 51.5% by 2007. The market is expected to show stable growth, achieving similar penetration rates as in many advanced countries. (Source:
Ministry of Information and Communication, Korea Information Society Development Institute)

         Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled since 1990 on a yearly basis. It is expected that in the 2000s, the mobile communications market will reach maturity.

         Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.5% over the 2002-2007 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).

         FORECAST FOR THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA

                                                          (Unit: KRW billion, %)

-----------------------------------------------------------------------------------------------------------------------
                                                                                                    Average Growth Rate
    Description              2002        2003         2004        2005        2006        2007          (2002-2007)
-----------------------------------------------------------------------------------------------------------------------
  Network Service          26,400.5    28,795.3     30,266.7    31,421.8    32,368.2    32,944.9           4.5
-----------------------------------------------------------------------------------------------------------------------
 Specific Service           1,517.6     1,869.6      2,212.4     2,507.4     2,758.1     2,942.0          15.5
-----------------------------------------------------------------------------------------------------------------------
Value-added Service         2,726.5     2,941.3      3,190.4     3,461.3     3,769.5     4,105.7           8.5
-----------------------------------------------------------------------------------------------------------------------
   Broadcasting             7,262.7     7,979.3      8,782.8     9,598.8    10,416.6    11,277.5           9.2
-----------------------------------------------------------------------------------------------------------------------
      Total                37,907.3    41,585.5     44,452.3    46,989.3    49,312.4    51,270.1           6.2
-----------------------------------------------------------------------------------------------------------------------
  GROWTH RATE (%)              15.2         9.7          6.9         5.7         4.9         4.0
-----------------------------------------------------------------------------------------------------------------------

Source: The Korea Information Society Development Institute

              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET

                                                          (Unit: KRW billion, %)

----------------------------------------------------------------------------------------------------------------
  Description                                                                                 Average Growth Rate
                        2002        2003        2004       2005        2006        2007           (2002-2007)
----------------------------------------------------------------------------------------------------------------
  Fixed Line          11,158.5    12,405.6    13,171.4   13,761.2    14,182.9    14,491.5             5.4

   Wireless           15,242.0    16,389.7    17,095.3   17,660.6    18,185.3    18,453.4             3.9
----------------------------------------------------------------------------------------------------------------
     Total            26,400.5    28,795.3    30,266.7   31,421.8    32,368.2    32,944.9             4.5
----------------------------------------------------------------------------------------------------------------
GROWTH RATE (%)           12.8         9.1         5.1        3.8         3.0         1.8
----------------------------------------------------------------------------------------------------------------

Source: The Korea Information Society Development Institute

(2) Growth potential of data communications market including Internet services

         As the Internet services position itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for the rapid expansion of the data communications market.

         In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 200 percent. In 2002, by achieving an astounding growth rate of approximately 10%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

         The number of high-speed Internet users in Korea at the end of 2002 reached approximately 10.4 million. The Internet market is anticipated to grow approximately 16% in 2003, and at approximately 4% on average each year until 2007. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                           PROSPECT OF INTERNET USERS

                                                     (Unit: thousand persons, %)

--------------------------------------------------------------------------------------------------------
       Description             2002          2003          2004          2005          2006        2007
--------------------------------------------------------------------------------------------------------
     Internet users           10,405        12,089        13,056        13,611        14,078      14,278
--------------------------------------------------------------------------------------------------------
Internet Penetration Rate       38.1          16.2           8.0           4.3           3.4         1.4
--------------------------------------------------------------------------------------------------------

Source: Ministry of Information and Communication, The Korea Information Society Development Institute

(3)      Special features of changes in economic conditions

         The local telephony service market has been affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached the maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

(4)      Competition factors

--------------------------------------------------------------------------------------------------------
       Business                 Competition        Competitor         Entry Barrier          Factors
--------------------------------------------------------------------------------------------------------
Local Telephony Service      Monopoly with KT    Korea Telecom      License from the     Quality, Price,
                                                                    MIC                  Advertisement
--------------------------------------------------------------------------------------------------------
High Speed Data Access           Oligopoly       Korea Telecom,     Report to the MIC    Quality, Speed,
        Service                                  Thrunet                                 Price
--------------------------------------------------------------------------------------------------------

(5)      Special features in procurement

         Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

(6)      Relevant laws and regulations

         The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.       Current Status of the Company

(1)      Business environment and portfolio

    (a)  Current Business Outlook

    -    Overview for FY2002

         Although Korea achieved an economic growth of over 6% due to public consumption in 2002, it was a year where future prospects were obscured by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and anticipation of a long-term depression in the world economy. As the domestic telecom market growth has leveled out due to the dampened increase in broadband access subscribers and decrease in wired calls, and the restructuring of the telecom industry initiated by the privatization of KT and sale of Powercomm, competition has increased significantly amongst the telecom players.

         Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 51 districts nationwide, and obtained 3.99 million subscriber lines as of August 2003. Hanaro's revenue in 1H03 was KRW 673.5 billion, a 16.3% increase compared to KRW 579.1 billion in 1H02. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 3 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 3 consecutive years. Broadband subscribers in Korea are expected to reach 11.5 million by the end of 2003, which is near market saturation. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

    -    Expansion of Network

         In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of August 2003, the total length of our fiber optic cable reached 20,435km (including leased network) over 80 cities, which enabled provision of services to 12.02 million households. By adopting the last-mile technology, our ADSL network covers approximately 3.80 million households while our HFC network covers 8.33 million.

    -    High-speed Internet Access & Telephony Services

         Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of August 2003, the Company secured 2.97 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company offered services to 1.02 million subscribers in 32 cities as of August 2003. The services include a variety of value-added, intelligent telephony services such as information offering and private number services. The Company also launched 20Mbps-VDSL services, first time in Korea, in September 2002. While reaffirming its position in the market as the fastest broadband service provider, it also focuses on wireless services under the name of HanaFos Anyway. The Company plans to expand the voice business by offering a variety of high-quality and low-price services via VoIP and VoDSL.

         In the Broadband Internet business, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. Since 2002, the Company has proactively prepared for the integration of data and voice services by launching wireless LAN services that are integrated with the existing broadband network infrastructure. Furthermore, in preparing for industry maturation, Hanaro is focusing on increasing Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the ratio of high-price services and by expanding the subscriber base for bundled products and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, we expect to expand our broadband Internet service coverage with relatively low CAPEX through efficient use of the local loop which finally became available for lease to access providers from June 2002.

    -    Network Services & E-Businesses

         By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to better meet corporate clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will lead informatization of Korea's small-and-medium-size enterprises.

         HanaNet, the Company's portal site, which had offered a variety of distinguished multimedia contents such as movies, music, games, education, etc., was merged with DreamX.net of Dreamline in April 2002. HanaroDream, the merged company, secured 16.53 million subscribers with 333 contents as of September 2003. In 2003, we are determined to grow the Company into one of the best total Internet service providers in Asia based on its own high-speed Internet networks by offering a wide range of Internet-related businesses including e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

    -    Fundraising for Growth

         By the end of August 2003 the Company raised KRW560.1 billion including KRW255.0 billion in corporate bonds, KRW100 billion in CP, KRW65 billion in bank borrowings, and KRW91.1 billion in vendor financing.

    -    Management Objectives for 2003

         The utmost goal for Hanaro in 2003 is to achieve KRW 1.4 trillion in revenues and to increase operating profit. In order to achieve this goal, Hanaro will 1) solidify its position in the high-speed Internet market by strengthening its brand image and preventing customer churns, and acquire business competitiveness through network efficiency and synergies with other service providers, 2) obtain a future revenue-generating source by establishing business strategies for the integration of wired and wireless, VoIP and Metro Ethernet, and create a separate execution strategy based on the market conditions and the characteristics and profitability of each business, 3) achieve the target profit by reducing expenses and improving cost structure and strive to strengthen the financial structure of the Company through flexible fund management. To this end, the company is reinforcing its aerial sales forces, bringing together the once dispersed company in order to maximize efficiency within the organization. Through the performance-and-incentive-based management system, Hanaro intends to achieve its goal for 2003.

    (b)  Classification of business areas for public disclosure

    -    Methods and purpose

    - Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into high-speed Internet access, telephony and other businesses.

    - High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

    - Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

    - Other business include leased line, Voice over IP, Internet Data Center and contents offering.

    -    Service Description by Business Area

----------------------------------------------------------------------------------------------------
        Business                        Services                                  Remark
----------------------------------------------------------------------------------------------------
                                                                     Broadband Internet access,
Broadband Internet Access    VDSL, ADSL, Cable Modem, B-WLL          Broadband Internet access +
                                                                     telephony
----------------------------------------------------------------------------------------------------
        Telephony            Telephony, Value-added services         Residential voice, Corporate
                                                                     voice, Interconnection
----------------------------------------------------------------------------------------------------
         Others              Leased line                             Leased line, Internet-dedicated
                                                                     Network and equipment services
----------------------------------------------------------------------------------------------------

                             VoIP Network Services                   to VoIP service providers
                                                                     Server hosting and others
                             IDC                                     Internet contents
                             Contents


(2)      Market Share

     -   Broadband Internet Subscribers

                                                             (Unit : Subscriber)

                                            As of the end of
                            ----------------------------------------------
Service Provider              2001             2002            August 2003
--------------------------------------------------------------------------
Hanaro Telecom, Inc         2,045,196         2,872,351          2,972,129
--------------------------------------------------------------------------
        KT                  3,858,194         4,922,395          5,492,237
--------------------------------------------------------------------------
   Korea Thrunet            1,312,248         1,301,620          1,289,839
--------------------------------------------------------------------------
      Others                  553,069         1,309,120          1,505,275
--------------------------------------------------------------------------
       Total                7,768,707        10,405,486         11,259,480
--------------------------------------------------------------------------

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) `Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

     -   Broadband Internet Market Share

                                                                      (Unit : %)

                                           As of the end of
                            ----------------------------------------------
  Service Provider               2001              2002        August 2003
--------------------------------------------------------------------------
Hanaro Telecom, Inc              26.3              27.6            26.4
--------------------------------------------------------------------------
        KT                       49.7              47.3            48.8
--------------------------------------------------------------------------
   Korea Thrunet                 16.9              12.5            11.5
--------------------------------------------------------------------------
      Others                      7.1              12.6            13.3
--------------------------------------------------------------------------

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) `Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(3)      Characteristics of the market

     (a) Target market and service areas

         As the second local exchange carrier, Hanaro Telecom should resort to strategic business operations in order to draw in as many subscribers as possible.

         Its strategy is to focus on users demanding high-quality service. We have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services.

         On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of August 2003, our service became available in 80 cities across the country.

     (b) Characteristics of customers and factors for change in demand

         The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

         The demand for the local telephony service is slightly influenced by the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

         Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

     (c) Domestic consumption and export of services

         Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(4)      Description of new business opportunities and their prospect

     (a) Long distance & International Telephony

         -   Date of BOD resolution on application for the service license :
             September 12, 2002

         -   Date of submission of application : September 30, 2002

         -   Date of license : January 28, 2003

         -   Purpose

             I. Provision of one-stop total service of local/long-distance/international telephony

             II. Revenue generation and cost reduction pursued through maximization of existing network

         -   Service plan

             I. Long-distance telephony

             - Date of service launch : January 2004 (pilot service : October
               2003)

             - Service coverage : nationwide voice coverage

         II. International telephony

             - Date of service launch : January 2004 (pilot service : October
               2003)

             - Service coverage : worldwide (11 countries in the first year)

     -   Maximization of telecommunications infrastructure

         I.  Long-distance

             - Through utilization of the existing network, the company expects to save approximately KRW130 billion in CAPEX and KRW14 billion in costs until 2008.

         II. International telephony

             - Through utilization of the existing network, the company expects to save approximately KRW48 billion in CAPEX and KRW19 billion in costs until 2008.

     - R&D : R&D cost of total KRW37.1 billion in the period of 2003-2008 expected

     - The above plan concerning the long-distance/international telephony service may change subject to approval for the long-distance and international telephony licenses.

     - The long-distance and international telephony business shall be undertaken following amendments to the Articles of Incorporation.

(5)      Organizational Structure

[ORGANIZATIONAL CHART]

             2. REFERENCE FOR THE EXTRAORDINARY GENERAL MEETING OF
                             SHAREHOLDERS BY AGENDA

     - Item 1: Approval of issuance of shares at a per share price below par value

         - Minimum issue price : KRW3,200/share (36.75% premium added to the minimum price of KRW2,340 stipulated in the relevant law)

         - Pursuant to the Article 84-22 of the Directives of the Securities Exchange Act of Korea, the minimum issue price, in the event of an issuance of shares at a per share price below par value, shall be higher than 70% of KRW3,330, which is the highest among (1), (2), and
           (3) below. These prices were calculated as of the date immediately before the date of the BOD meeting on August 29, 2003 where the Board approved the calling of an extraordinary shareholders' meeting.

           (1) the weighted average closing price of the shares one month before : KRW3,104

           (2) the weighted average closing price of the shares one week before : KRW3,268

           (3) the closing price of the shares one day before : KRW3,330

     -   Item 2: Approval of new share issuance

         - Number & class of issue : 182,812,500 million non-bearer common stocks

         - Total issue amount : KRW 585 billion

         - Issue price per share : KRW 3,200 (issuance at a per share price below par value of KRW 5,000)

           - The issue price is determined by adding a 36.75% premium to the minimum price of KRW2,340 pursuant to the Article 191-15 of the Securities Exchange Act and the Article 84-22 of the Directives

           - The issue price is the 1.23% discounted price from KRW3,240 calculated pursuant to Article 57-4-3 of the Rules & Regulations for New Rights Issue & Disclosure.

           * As it is a new share issuance at a per share price below par value, the Company needs to obtain a special resolution from shareholders.

         - Type of issue : private placement

         - Subscribers : Investment Consortium led by Newbridge, AIG and/or the constituents thereof

         - Subscription date : October 31, 2003 (expected)

         - Closing date : October 31, 2003 (expected)

         - Date of issuance of new shares related to dividend pay-out : December 31, 2002

           * Record date of dividend pay-out : January 1, 2003

         - Itinerary

           - Date of Extraordinary Shareholders' Meeting : October 21, 2003

         - The proposed new share issue hereto is conditional on the approval to be obtained at the Extraordinary Meeting of Shareholders scheduled for October 21, 2003.

         - In the event that foreign ownership of the Company exceeds 49%, the amount that exceeds the limit shall not be subject to the rights issue pursuant to Article 6 of Telecommunications Basic Law of the Republic of Korea.

         - The newly issued shares shall be subject to a one (1) year lock-up period and shall be deposited at Korea Securities Depositary. (Article 12-1 of the Rules & Regulations for New Rights Issue & Disclosure)

         - Any decision making in relation to any changes to the schedule of the rights issue in line with discussion with investors shall be delegated to the Company's Representative Director & CEO.

         - Any decision making in relation to the details of the rights issue that are not mentioned hereto, i.e., subscription and place of deposits, shall be delegated to the Company's Representative Director & CEO. Certificates for the new shares shall not be issued.

         - Partial subscription

           * In the event that less than 100%, but over 90%, of the total issue amount is subscribed, the Board of Directors shall decide whether or not to issue new shares for such subscription.

           * In the event that less than 90% of the total issue amount is subscribed, the Company shall not issue new shares.

     -   Item 3: Amendments to the Articles of Incorporation

              COMPARISON BETWEEN CURRENT PROVISIONS AND PROVISIONS
           TO BE REVISED WITH RESPECT TO THE ARTICLES OF INCORPORATION

                           CURRENT                                                            PROPOSED
Article 5. Number of Authorized Shares                              Article 5. Number of Authorized Shares

The total number of shares to be issued by the Company shall        The total number of shares to be issued by the Company shall
be Four Hundred Eighty Million Three Hundred Twenty Eight           be seven hundred million (700,000,000) shares.
Thousand Eight Hundred (480,328,800) shares.

Article 9. Preemptive Rights
                                                                    Article 9. Preemptive Rights
(1) Except as otherwise provided for in these Articles of
Incorporation, each shareholder of the Company shall have a         (1) Each shareholder of the Company shall have a preemptive
preemptive right to subscribe for any new shares to be              right to subscribe for any new shares to be issued by the
issued by the Company in proportion to its shareholding             Company in proportion to its shareholding ratio.
ratio.

(4) Except as otherwise amended by resolution of the                (4) <Delete>

Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business Plan as defined in Article 41,
Paragraph (1) hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

Article 9-2. Stock Purchase Option Rights                           Article 9-2. Stock Purchase Option Rights

(1) The Company may, by special resolution of the general           (1) To the extent permitted under the Securities and
meeting of shareholders, grant its officers and employees           Exchange Act, the Company may grant its officers and
with stock purchase option rights under Article 189-4 of the        employees (including, without limitation, the
Securities and Exchange Act. The aggregate number of shares         officers/employees of the Company's affiliates as described
under the stock purchase option plan shall not exceed 10% of        in Article 189-4, Paragraph (1) of the Securities and
the total number of shares issued and outstanding.                  Exchange Act) stock purchase option rights by a special
                                                                    resolution of its shareholders' meeting as prescribed in
                                                                    Article 189-4, Paragraph (1) of the Securities and Exchange
                                                                    Act. Provided, however, pursuant to Article 189-4, Paragraph
                                                                    (3) of the Securities and Exchange Act, such rights may be granted by a resolution of the Company's Board of Directors'
                                                                    meeting to the extent of 10% of the Company's total number of shares issued and outstanding, subject to applicable laws and regulations. Other than in the case of death, mandatory retirement or other involuntary termination of employment
                                                                    not attributable to the grantee, a stock option can only be exercised if the grantee has been employed by the Company
                                                                    for at least two (2) years after such stock option was
                                                                    granted and must be exercised within five (5) years from the date on which the option becomes exercisable.

(2) The stock purchase option rights may be granted to any          (2) The stock purchase option rights may be granted to any
officer or employee of the Company, who has contributed or          officer or employee of the Company, who has contributed or
are qualified to contribute, to the establishment, and              are qualified to contribute, to the establishment, and
management, technological innovation or the like. Provided,         management, overseas operations, technological innovation or
however, the stock purchase options shall not be granted to:        the like. Provided, however, the stock purchase options
                                                                    shall not be granted to:
1.   the largest shareholder in the Company and specially
     related person(s) (as defined in Article 10-3,                 1.   the largest shareholder in the Company and specially
     Paragraph 2, of the Enforcement Decree of the                       related person(s) (as defined in Article 10-3,
     Securities and Exchange Act); or                                    Paragraph 2, of the Enforcement Decree of the
                                                                         Securities and Exchange Act); or
2.   Major shareholders and their specially related persons
     as defined in Article 188 of the Securities                    2.   Major shareholders and their specially related

     and Exchange Act; or                                               persons as defined in Article 188 of the Securities
                                                                        and Exchange Act; or
3.   Any person who becomes a major shareholder by
     exercising the stock purchase option rights hereunder          3.  Any person who becomes a major shareholder by
     pursuant to Article 188 of the Securities and Exchange             exercising the stock purchase option rights hereunder
     Act.                                                               pursuant to Article 188 of the Securities and
                                                                        Exchange Act.

(5)  The stock option rights shall be exercisable within            (5)  The stock option rights shall be exercisable in
     five (5) years commencing on the third anniversary of          compliance with the Securities and Exchange Act.
     the day of the special resolution of shareholders
     conferring such stock purchase option.

Article 11. Transfer Agent                                          Article 11. Transfer Agent

(4) Such procedures as referred to in the foregoing                 (4) Such procedures as referred to in the foregoing
Paragraph (3) shall be performed in compliance with the             Paragraph (3) shall be performed in compliance with the
regulations regarding transfer agents for securities.               regulations regarding transfer agency services for
                                                                    securities.

Article 13. Closure of Shareholders Register and Setting of         Article 13. Closure of Shareholders Register and Setting of
Record Date.                                                        Record Date.

(1) The Company shall suspend alteration of entries in the          (1) The Company shall suspend alteration of entries in the
register of shareholders, registration of pledges, creation         register of shareholders, registration of pledges, creation
and cancellation of trust property from the day following           and cancellation of trust property for one month, commencing
the last day closing of each accounting period till the             from the day following the last day closing of each
closing date of the annual ordinary general shareholders            accounting period.
meeting.

(2) The Company shall entitle every shareholder on its              (2) The Company shall entitle every shareholder on its
shareholders list as of the last day of each fiscal year to         shareholders list as of the last day of each fiscal year to
vote at the meeting of the annual ordinary general                  vote at the meeting of the annual ordinary general
shareholders meeting held for such fiscal year.                     shareholders' meeting held for such fiscal year.

Article 14. Issuance of Convertible Bonds.                          Article 14. Issuance of Convertible Bonds

(1) The Company may issue convertible bonds to its                  (1) The Company may issue convertible bonds to any persons
shareholders and/or any other persons to the extent that the        other than its shareholders by a resolution of its Board of
total sum of face value of the bonds shall not exceed Five          Directors to the extent that the aggregate face value of the
Hundred Billion (500,000,000,000) Won.                              bonds does not exceed Five Hundred Billion (500,000,000,000)
                                                                    Won:

                                                                    1.   where the Company issues convertible bonds by a general
                                                                         public offering;

                                                                    2.   where the Company issues convertible bonds in order to
                                                                         solicit foreign investment pursuant to the Foreign
                                                                         Investment Promotion Act when necessary

                                                                         for its management;

                                                                    3.   where the Company issues convertible bonds to
                                                                         domestic/overseas companies which are in
                                                                         strategic/operations cooperation with the Company in
                                                                         connection with the Company's management and
                                                                         technology;

                                                                    4.   where the Company issues convertible bonds to
                                                                         domestic/overseas financial institutions in order for
                                                                         an urgent raising of funds;

                                                                    5.   where the Company issues convertible bonds outside of
                                                                         Korea pursuant to Article 192 of the SEA; or

                                                                    6.   where the Company issues convertible bonds to individual
                                                                         or corporate investors as determined by a special
                                                                         resolution of its shareholders' meeting for the purpose
                                                                         of raising funds.

(4) All shares issued upon conversion of the convertible            (4) All shares issued upon conversion of the convertible
bonds shall be common shares, and the conversion price shall        bonds shall be common shares, and the conversion price shall
be as determined by the Board of Directors. The conversion          be as determined by the Board of Directors.
price shall not be lower than the par value of the shares.

Article 15. Issuance of Bonds with Warrants                         Article 15. Issuance of Bonds with Warrants

(1) The Company may issue bonds with warrants to its                (1) The Company may issue bonds with warrants to any persons
shareholders and/or any other persons to the extent that the        other than its shareholders by a resolution of its Board of
total face value of the bonds with warrants shall not exceed        Directors to the extent that the aggregate face value of the
Five Hundred Billion Won (500,000,000,000) Won.                     bonds with warrants shall not exceed Five Hundred Billion
                                                                    (500,000,000,000) Won:

                                                                    1.   where the Company issues bonds with warrants by a
                                                                         general public offering;

                                                                    2.   where the Company issues bonds with warrants in order
                                                                         to solicit foreign investment pursuant to the Foreign
                                                                         Investment Promotion Act when necessary for its
                                                                         management;

                                                                    3.   where the Company issues bonds with warrants to
                                                                         domestic/overseas companies which are in
                                                                         strategic/operations cooperation with the Company in
                                                                         connection with the Company's management and
                                                                         technology;

                                                                    4.   where the Company issues bonds with warrants to
                                                                         domestic/overseas financial institutions in order for
                                                                         an urgent raising of funds;

                                                                    5.   where the Company issues bonds with warrants

                                                                         outside of Korea pursuant to Article 192 of the SEA; or

                                                                    6.   where the Company issues bonds with warrants to
                                                                         individual or corporate investors as determined by a
                                                                         special resolution of its shareholders' meeting for the
                                                                         purpose of raising funds.

(4) The shares to be issued upon the exercise of the                (4) The shares to be issued upon the exercise of the
warrants shall be common shares. The exercise price, which          warrants shall be common shares. The exercise price shall be
shall be equal to or more than the face value of shares             determined by the Board of Directors at the time of issuance
issued, shall be determined by the Board of Directors at the        of the bonds.
time of issuance of the bonds.

Article 18. Call for Shareholders' Meeting                          Article 18. Call for Shareholders' Meetings

(1) Except as otherwise provided for in the relevant laws           (1) Except as otherwise provided for in the relevant laws
and regulations, the Representative Director/President shall        and regulations, the Representative Director shall convene a
convene a shareholders' meeting of the Company in accordance        shareholders' meeting of the Company in accordance with the
with the resolution of the Board of Directors.                      resolution of the Board of Directors.

(2) If the Representative Director/President is absent or           (2) If the Representative Director is absent or unable to
unable to perform his or her responsibilities, then Article         perform his or her responsibilities, then Article 31,
31, Paragraph (2), hereof shall apply mutatis mutandis.             Paragraph (2), hereof shall apply mutatis mutandis.

Article 19. Notice for Convening Shareholders' Meeting and          Article 19. Notice for Convening Shareholders' Meetings and
Public Notice Thereof                                               Public Notice Thereof

(1) A notice for a general meeting of shareholders of the           (1) A notice for a general meeting of shareholders of the
Company shall be made in writing, stating the date, time,           Company shall be made in writing or by electronic mail,
venue and agenda of such meeting and dispatched to each             stating the date, time, venue and agenda of such meeting and
shareholder of the Company at least two (2) weeks prior to          dispatched to each shareholder of the Company at least two
such date of meeting. Provided however in the event a notice        (2) weeks prior to such date of meeting. Provided, however,
for a general meeting sent to the address of any                    in the event a notice for a general meeting sent to the
shareholder recorded in the Shareholders Register is not            address of any shareholder recorded in the Shareholders
delivered to such shareholder for three (3) consecutive             Register has not been received by such shareholder for three
years for any reason whatsoever, then the Company does not          (3) consecutive years for any reason whatsoever, then the
have to send to such shareholder any notice for general             Company does not have to send to such shareholder any notice
meetings to be held thereafter.                                     for general meetings to be held thereafter.

(2) In convening a general meeting of shareholders after the        (2) In the case of shareholders holding shares not more than
shares of the Company have been listed or registered on a           one-hundredth (1/100) of the total issued and outstanding
Stock Exchange, the notice requirement to shareholders              shares of the Company, the notice requirement described in
holding shares not more than one-hundredth(1/100) of the            Paragraph (1), above, may be substituted with public notices
total issued and outstanding shares of the Company, may be          published on no less than
substituted with public

notices published on no less than two occasions in each                 two occasions in each of two (2) daily newspapers
of two (2) daily newspapers published in Seoul, Korea                   published in Seoul, Korea such as "The Korea Daily" and
such as "The Korea Daily" and "Maeil Economic Daily                     "Maeil Economic Daily Newspaper", no later than two (2)
Newspaper", no later than two (2) weeks prior to the                    weeks prior to the scheduled date for meeting. Such
scheduled date for meeting. Such public notices shall                   public notices shall contain the intention to convene
contain the intention to convene the general meeting of                 the general meeting of shareholders and the agenda of
shareholders and the agenda of such meeting.                            such meeting.

Article 21. Chairman                                                    Article 21. Chairman

The Representative Director/President shall be the                      The Representative Director shall preside over all
chairman of all general meetings of shareholders. If the                general meetings of shareholders, provided, however,
Representative Director/ President is absent or unable                  that in the event that he or she is absent or unable to
to perform his or her responsibilities, then the                        perform his or her responsibilities, then the provisions
provisions set forth in Article 31, Paragraph (2), shall                set forth in Article 31, Paragraph (2), shall apply
apply mutatis mutandis.                                                 mutatis mutandis.

Article 25. Voting by Proxy                                             Article 25. Voting by Proxy

(1) Any shareholder of the Company may vote by proxy in                 (1) A shareholder may exercise his/her vote by proxy. In
any general meeting of shareholders of the Company.                     this case, the proxy holder must present the Company
                                                                        with documents evidencing his/her power of
                                                                        representation prior to the opening of a general
                                                                        shareholders' meeting.

(2) For the purposes of Paragraph (1), a person who is                  (2) For the purposes of Paragraph (1), a person who is
appointed as a proxy may or may not be a shareholder of                 appointed as a proxy may or may not be a shareholder of
Company, and shall submit an evidence of his appointment                Company, and shall submit an evidence of his appointment
in writing to the general meeting of shareholders for                   in writing to the general meeting of shareholders for
which such appointment is made.                                         which such appointment is made.

Article 26-2. Quorum of the Meeting                                     Article 26-2. (Delete)

In order to duly constitute a general meeting of shareholders, a third or more of the total number of issued and outstanding shares of the Company should attend the Meeting in person or through agents.

Article 27. Method of Resolution                                        Article 27. Method of Resolution

(2) Two-thirds(2/3) or more affirmative vote of the                     (2) Any of the following resolutions shall be adopted by
shareholders present at the meeting, which affirmative                  the affirmative votes of at least two-thirds (2/3) or
votes shall also constitute at least one-third (1/3) or                 more of the shares held by the shareholders present at
more of the total number of issued and outstanding                      the meeting and such affirmative votes shall also
shares of the Company, shall be required for matters                    constitute at least one-third (1/3) or more of the total
relating to each of the following;                                      number of issued and outstanding shares of the Company;

1. Amendment of these Articles of Incorporation;                        1. Amendment of these Articles of Incorporation;

2. Removal of a director                                                2. Removal of a director

3. Reduction of capital;                                                3. Reduction of capital;

4. Merger or dissolution of Company;                                    4. Merger or dissolution of Company;

5. Transfer of the entire or substantial part of                        5. Transfer of the entire or substantial part of
   business of Company;                                                    business of Company by any means;

6. Taking over the entire business of any other company;                6. Lease of entire business, delegation of business
   or                                                                      operations, or the execution, modification or rescission
                                                                           of an agreement to share profits and losses with third
7. Any other matters requiring such special resolutions                    parties or of a comparable agreement;
   under the relevant laws and regulations.
                                                                        7. Taking over all or a substantial part of the business
                                                                           of any other company by any means; or

                                                                        8. Any other matters requiring such special resolutions
                                                                           under the relevant laws and regulations.

Article 29. Directors                                                   Article 29. Directors

(1) The Company shall have three (3) or more standing                   (1) The Company shall have eleven (11) Directors. The
Directors and three (3) or more non-standing Directors,                 outside directors prescribed under Article 191-16 of the
provided, however, that, the total number of Directors                  Securities and Exchange Act ("Outside Directors") shall
shall not exceed fifteen (15) Directors. The company                    not be less than half of the total number of Directors.
must make the number of non-standing Directors pursuant
to the provisions of Article 191-16 of the Securities
And Exchange Act ("Outside Director"), no less than half
of the total number of Directors.

(2) The standing Directors shall be nominated by the                    (2) A Director who engages in the regular business of
Representative Director/President. The non-standing                     the Company ("Standing Director") shall be the
directors shall be nominated as follows: (a) as of the                  Representative Director. Outside Directors shall be
date of the closing of the shareholders' registry or of                 nominated by the Outside Director Candidate Nominating
the record date pursuant to the provisions of Article                   Committee. All Directors (standing, non-standing and
354 of the Commercial Code, the top seven shareholders                  Outside Directors) shall be elected at the general
holding 5% or more the shares of the Company ("Major                    meeting of shareholders.
Shareholders") shall each nominate one director; (b)
the Board of Directors shall nominate one non-standing
director as a representative of those shareholders other
than the Major Shareholders ("Minority Shareholders").
The Outside Directors shall be nominated by the Outside
Director Candidate Nominating Committee. All the
Directors (standing, non-standing and Outside Directors)
shall be elected at the general meeting of shareholders.
However, the number of non-standing directors nominated
by the Majority Shareholders shall not exceed seven(7)
and a candidate nominated by the Majority Shareholders
or a representative of Minority Shareholders nominated
by the Board of Directors could be elected as an Outside
Director.

(3) Neither the Majority Shareholders nor the Board of                  (3) (Delete)
Directors that have nominated an Outside Director

whom elected as a Director in accordance with Article 29
(2) could nominate another non-standing director.

(4) In order to procure fairness in the management of                   (4) In order to procure fairness in the management of
the Company and to protect the Investors, the Company                   the Company and to protect the Investors, the Company
shall appoint as Outside Directors who do not have a                    shall appoint as Outside Directors those persons who do
relationship that would interfere with the exercise of                  not fall under any of the following disqualifications.
independent judgment in carrying out the                                Further, in the event a person falls under any of the
responsibilities of a director, and the Outside                         following after assuming the office of Outside Director,
Directors should not fall under any of the following                    such person shall be removed from office.
disqualifications. Further, in the event a person falls
under any of the following after assuming the office of
Outside Director, such person shall be removed from
office.

1. A person who does not have the qualifications under                  1. A person who does not have the qualifications under
   the Securities and Exchange Act or any other statutes.                  the Securities and Exchange Act or any other statutes.

2. deleted. <Mar. 29,2002>                                              2. deleted. <Mar. 29, 2002>

3. If the Company lists or transacts its shares on a                    3. (Delete)
   foreign stock exchange market, a person who does not
   have the qualifications required for an Outside Director
   based on the laws or regulations of the relevant country
   or the rules and regulations of the supervisory
   authority of such country.

(6) The shareholding ratios mentioned in paragraph (2)                  (6) (Delete)
shall be calculated by aggregating the shareholding
ratios of persons (as defined under the "Monopoly
Regulation and Fair Trade Act") that have a special
relationship with each shareholder whose name appears in
the Register of Shareholders.

(7)A shareholder holdings shares in a ratio that would                  (7) (Delete)
make it a Major Shareholder under paragraph (2) through
the acquisition of shares may recommend a Director only
if the office of a non-standing Director recommended by
the Major Shareholders is vacant.

(9) Only those persons who meet the following                           (9) (Delete)
qualification requirements may be elected as a
non-standing director of the Company

1. An officer or employee of a national authority, government-invested institution or government-invested research and development institution having a relationship with the telecommunication business, and who has wide experience in the relevant telecommunication business;

2. A person who has wide knowledge and experience

   in the management and other related business of a corporate entity; or

3. An officer of an enterprise or consumer protection organization having a relationship with the business of the Company.

(10) The Company shall appoint Chairman, President(s),                  (10) The Company may appoint Chairman, Vice-Chairman(s),
Vice President(s), Senior Vice President(s), Executive                  President(s), Vice President(s), Senior Vice
Vice President(s) among the Directors by a resolution of                President(s), Executive Vice President(s) among the
the Board of Directors.                                                 Directors by a resolution of the Board of Directors.

Article 30. Vacancy in Directorship                                     Article 30. Vacancy in Directorship

(1) In case of a vacancy in the office of a director,                   (1) In case of a vacancy in the office of a director,
such vacancy need not be filled at the next ordinary                    such vacancy shall be filled as soon as practicable by
general meeting of shareholders, if the number of                       holding a shareholders' meeting to appoint a replacement
directors required by law is met and no hindrance is                    director.
anticipated in the execution of the business of the
Company.

Article 31. Responsibilities of Directors                               Article 31. Responsibilities of Directors

(1) Each Representative Director shall represent the                    (1) There shall be only one (1) Representative Direct to
Company. The Representative Director/President shall                    represent the Company. The Representative Director shall
execute all resolutions adopted by the Board of                         execute all resolutions adopted by the Board of
Directors, and carry out the general management and                     Directors, and carry out the general management and
operation of the Company.                                               operation of the Company.

(2) If the Representative Director/President is absent                  (2) If the Representative Director is absent or unable
or unable to perform his or her responsibilities for any                to perform his or her responsibilities for any reason
reason whatsoever, the directors(s) shall, in accordance                whatsoever, a designated replacement representative
with the resolution of the Board of Directors, perform                  director, as appointed by a majority vote of the Board
the responsibilities of the Representative                              of Directors, shall perform the responsibilities of the
Director/President.                                                     Representative Director. However, if such absence or
                                                                        inability is only temporary, the designated replacement
                                                                        director shall perform the responsibilities of the
                                                                        Representative Director only until the Representative
                                                                        Director is able to perform his or her responsibilities.
                                                                        The Board of Directors may designate a director as the
                                                                        designated replacement representative director prior to
                                                                        such absence or inability of the Representative Director
                                                                        and, when he or she commences to perform the
                                                                        responsibilities of a Representative Directors, such
                                                                        director will become a Standing Director. In the event
                                                                        that the designated replacement representative director
                                                                        is also absent or unable to perform his or her
                                                                        responsibilities for any reason whatsoever, then a
                                                                        director appointed by a resolution of the Board of

                                                                        Directors shall perform the responsibilities of the
                                                                        Representative Director.

Article 32. Board of Directors                                          Article 32. Board of Directors

(3) The Chairman of the Board of Directors shall be                     (3) The Chairman shall be appointed by the Board of
appointed by the Board of Directors, and if the Chairman                Directors and shall preside over each meeting of the
is absent or unable to perform his or her                               Board of Directors. Unless otherwise resolved by the
responsibilities, the provisions of Article 31,                         Board of Directors, the Representative Director shall be
Paragraph (2) shall be applied mutatis mutandis.                        the Chairman. In the event that the Representative
                                                                        Director is absent or unable to perform his or her
                                                                        responsibilities, the provisions of Article 31,
                                                                        Paragraph (2) shall be applied mutatis mutandis.

Article 33. Convening of Board Meetings                                 Article 33. Convening of Board Meetings

(1) All Meetings of the Board of Directors shall be                     (1) All Meetings of the Board of Directors shall be
convened by the Representative Director/President                       convened by the Representative Director or upon the
whenever he or she deems it necessary or desirable, or                  demand of any member of the Board of Directors. If the
upon the demand of any member of the Board of Directors.                Representative Director is absent or unable to perform
If the Representative Director/President is absent or                   his or her responsibilities, then the provisions of
unable to perform his or her responsibilities, then the                 Article 31, Paragraph (2) shall apply mutatis mutandis.
provisions of Article 31, Paragraph (2) shall apply
mutatis mutandis.

(2) The Representative Director/President shall provide                 (2) The Representative Director shall provide notice of
notice of any Board of Directors meetings to each                       any Board of Directors meetings to each director at
director at least one (1) week prior to the scheduled                   least one (1) week prior to the scheduled date of such
date of such meeting.                                                   meeting.

Article 35. Matters for which Board Resolutions are                     Article 35. Matters for which Board Resolutions are
Required                                                                Required

The following matters shall be subject to the resolution                The following matters shall be subject to the resolution
of the Board of Directors;                                              of the Board of Directors;

1. Amendment of the Initial Business Plan;                              1. (Delete)

2. Annual business plans, budgets, and settlement of                    2. Annual business plans, budgets, and settlement of
   accounts;                                                               accounts;

3. Call for a general meeting of shareholders and the                   3. Call for a general meeting of shareholders and the
   agenda therefore;                                                       agenda therefore;

4. Enactment or the amendment or repeal of important                    4. Enactment or the amendment or repeal of important
   internal regulations;                                                   internal regulations;

5. Establishment, removal or closing of branch or other                 5. Establishment, removal or closing of branch or other
   offices of the Company;                                                 offices of the Company;

6. Borrowing money, except as otherwise provided for in                 6. Borrowing money, except as otherwise provided for in
   separate regulations where the Representative Director/                 separate regulations where the Representative Director
   President is authorized to borrow money in an amount not                is authorized to borrow money in an amount
   exceeding a certain limit;

                                                                            not exceeding a certain limit;

7.  Election or removal of the Representative Director(s)               7.  Election or removal of the Representative Director
    (Amended as of March 23, 2001);                                         and/or the designated replacement representative
                                                                            director;

8.  Issuance of new shares;                                             8.  Issuance of new shares;

9.  Acquisition or disposal of material assets;                         9.  Acquisition or disposal of material assets;

10. Institution of any important suit or settlement by                  10. Institution of any important suit or settlement by
    compromise;                                                             compromise;

11. Allowing directors to carry on any business in                      11. Allowing directors to carry on any business in
    competition with the Company;                                           competition with the Company;

12. (Deleted on August 28, 1998)                                        12. (Deleted on August 28,1998)

13. Any other matters for which a resolution of Board of                13. Any other matters for which a resolution of Board of
    Directors is required by these Article of Incorporation;                Directors is required by these Article of Incorporation;

14. Formation of a sub-committee within the Board of                    14. Formation of a sub-committee within the Board of
    Directors in accordance with the provisions of the                      Directors in accordance with the provisions of the
    Korean Commercial Code and the appointment and removal                  Korean Commercial Code and the appointment and removal
    of such sub-committee members; or                                       of such sub-committee members; or

15. Any other important matters.                                        15. Any other important matters.

Article 37-3. Outside Director Candidate Nominating                     Article 37-3. Outside Director Candidate Nominating
Committee                                                               Committee

(2) The Outside Director Candidate Nominating Committee                 (2) The Outside Director Candidate Nominating Committee
shall be composed of at least three (3) Directors and                   shall be composed of three (3) Directors and Outside
Outside Directors shall be seated at least half of the                  Directors shall constitute at least half of the total
total number of this committee.                                         number of this committee. The term for each member of
                                                                        the Outside Director Candidate Nominating Committee
                                                                        shall be three (3) years. If a member of the Outside
                                                                        Director Candidate Nominating Committee is absent or
                                                                        unable to perform his or her responsibilities for any
                                                                        reason whatsoever, a designated replacement member, as
                                                                        appointed by a resolution of the Board of Directors,
                                                                        shall perform the responsibilities of such member. The
                                                                        Board of Directors may designate a director as the
                                                                        designated replacement member prior to such absence or
                                                                        inability of a member.

Article 40. Remuneration and Severance Payment of                       Article 40. Remuneration and Severance Payment of
Director                                                                Director

(1) The Board of Directors shall decide the remuneration                (1) The Board of Directors shall decide the remuneration
and severance payment for each director of the Company,                 and severance payment for each director of the Company,
subject to the ceiling amount as resolved by                            subject to the ceiling amount as resolved by
shareholders in the general meetings. Non-standing                      shareholders in the general meetings.
directors shall not, however, be paid any remuneration
or severance payment.

               Chapter VI. Business Plans                               (Delete)

Article 41. Initial Business Plan                                       (Delete)

(1) The shareholders of the Company hereby agree that the business plan submitted to the Ministry of Information and Communication, prior to the incorporation the Company, in order to obtain the permit for the Company to carry out basic telecommunication service(hereinafter called as the "Initial Business
Plan") shall become the first business plan of the Company.

(2) The financing plan of the Company for the first five
(5) years after the incorporation of the Company shall be made in compliance with the Initial Business Plan and in consideration of expenses for major preparations and basic facilities for the attainment of the business objectives of Company.

Article 42. Annual Business Plans                                       (Delete)

The Company shall prepare an annual business plan for the next fiscal year, (hereinafter called "Annual
Business Plan") no later than thirty (30) days prior to the end of each fiscal year. Upon the approval thereof by the Board of Directors, the Annual Business Plan shall become effective as new business plan of the Company. The Initial Business Plan or other previous
Annual Business Plans shall be deemed revised or modified by the new Annual Business Plan.

Article 44. Preparation of the Financial Statements and                 Article 44. Preparation of the Financial Statements and
Business Reports, Etc.                                                  Business Reports, Etc.

(1) The Representative Director/President shall, for                    (1) The Representative Director shall, for each fiscal
each fiscal year, prepare each of the following                         year, prepare each of the following documents,
documents, attachments and business reports and obtain                  attachments and business reports and obtain the approval
the approval of the Board of Directors thereon, and                     of the Board of Directors thereon, and deliver to the
deliver to the Audit Committee no later than six (6)                    Audit Committee no later than six (6) weeks prior to the
weeks prior to the ordinary general meeting of                          ordinary general meeting of shareholders to be held for
shareholders to be held for such business year;                         such business year;

1. Balance sheet;                                                       1. Balance sheet;

2. Profit and Loss Statement; and                                       2. Profit and Loss Statement; and

3. Statement of appropriation of retained earnings or                   3. Statement of appropriation of retained earnings or
   statement of disposition of deficit.                                    statement of disposition of deficit.

(2) The Audit Committee shall deliver to the

Representative Director/ President its audit report no                  (2) The Audit Committee shall deliver to the
later than four (4) weeks after receiving the documents                 Representative Director its audit report no later than
referred to in the foregoing paragraph.                                 four (4) weeks after receiving the documents referred to
                                                                        in the foregoing paragraph.

Article 48. Notices                                                     Article 48. Notices

Any notice, demand, request, consent or any                             Any notice, demand, request, consent or any
communication under this Agreement shall be made in                     communication hereunder shall be made in writing
writing and delivered by hand delivery, registered                      (including, without limitation, by hand delivery,
airmail or by facsimile.                                                registered airmail, electronic mail or facsimile).

                                                                                                ADDENDUM

                                                                                            October 21, 2003

                                                                        ARTICLE 1.  EFFECTIVE DATE

                                                                        These Articles of Incorporation shall be effective
                                                                        immediately upon the full payment of the subscription
                                                                        price for the new shares to be issued below par value
                                                                        pursuant to the resolution adopted at an extraordinary
                                                                        general meeting of shareholders on October 21, 2003.

-        Item 4: Appointment of non-standing directors

-------------------------------------------------------------------------------------------------------------------
                                                                               Relationship with   Transaction with
                     Name                                                         the largest       the Company in
   Status      (Date of Birth)         Work Experience          Nominated by      shareholder        last 3 years
===================================================================================================================
Non-standing       Wilfried              CEO, Asian
  director       Kaffenberger     Infrastructure Fund II LP         BOD                -                  -
                 (3/28/1944)
-------------------------------------------------------------------------------------------------------------------
Non-standing     David Yeung     Managing Director, AIG
  director       (1/26/1950)     Global Investment  Corp.           BOD                -                  -
-------------------------------------------------------------------------------------------------------------------

Note) The above-mentioned nomination shall become effective upon the closing of new shares issue (expected on October 31, 2003) following the satisfaction of the conditions listed in Section 3.1(q) of the Investment Agreement dated as of September 9, 2003 by and between the Company and the Foreign Investors

-        Item 5: Appointment of outside directors

-------------------------------------------------------------------------------------------------------------------
                                                                              Relationship with    Transaction with
                         Name                                                    the largest        the Company in
     Status        (Date of Birth)        Work Experience     Nominated by       shareholder         last 3 years
===================================================================================================================
Outside Director      Paul Chen          Managing Director,     Outside
                     (5/10/1965)             Newbridge          Director              -                   -
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================
                                                               Nomination
                                                               Committee
-------------------------------------------------------------------------------------------------------------------
                                                                Outside
Outside Director      Byung Moo         Managing Director,      Director              -                   -
                        Park                Newbridge          Nomination
                     (6/23/1961)                               Committee
-------------------------------------------------------------------------------------------------------------------
                                                                Outside
Outside Director     Kyung-Joon         Partner, Kim, Chang &   Director              -                   -
     Note1              Choi                     Lee           Nomination
                     (8/3/1960)                                Committee
-------------------------------------------------------------------------------------------------------------------
                                                                Outside
Outside Director      Sung Kyu                Member,           Director              -                   -
     Note1          Sung Kyu Park       Telecommunications     Nomination
                     (4/5/1939)             Association        Committee
-------------------------------------------------------------------------------------------------------------------

                                                                Outside
Outside Director     Sun Woo Kim    Former Director, Korean     Director              -                   -
     Note1           (9/9/1941)       Broadcasting System      Committee
-------------------------------------------------------------------------------------------------------------------

Note 1) Kyung-Joon Choi, Sung Kyu Park, and Sun Woo Kim are outside director candidates who shall also be members of the Company's Audit Committee.

Note 2) The above-mentioned nomination shall become effective upon the closing of new shares issue (expected on October 31, 2003) following the satisfaction of the conditions listed in Section 3.1(q) of the Investment Agreement dated as of September 9, 2003 by and between the Company and the Foreign Investors